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                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549
                                     ___________

                                    SCHEDULE 13E-3
                                 (AMENDMENT NO. 2)
                           RULE 13E-3 TRANSACTION STATEMENT
                          (PURSUANT TO SECTION 13(e) OF THE
                           SECURITIES EXCHANGE ACT OF 1934
                    AND RULE 13e-3 (Section 240.13e-3) THEREUNDER)
                                   _______________

                                AMERICAN PAGING, INC.
                                 (Name of the Issuer)

                                AMERICAN PAGING, INC.
                                   API MERGER CORP.
                           TELEPHONE AND DATA SYSTEMS, INC.
                         (Name of Person(s) Filing Statement)

                       COMMON SHARES, PAR VALUE $1.00 PER SHARE
                            (Title of Class of Securities)
                                       02882K10
                        (CUSIP NUMBER OF CLASS OF SECURITIES)
                                  __________________

                        LeRoy T. Carlson, Jr.  (312) 630-1900
                        President and Chief Executive Officer
                           Telephone and Data Systems, Inc.
              30 N. LaSalle Street, Suite 4000, Chicago, Illinois  60602

               (Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of  Person(s) Filing Statement)
                                  __________________
                                    WITH COPY TO:

                           James G. Archer  (212) 906-2000
                                   Sidley & Austin
                     875 Third Avenue, New York, New York  10022
______________
This statement is filed in connection with (check the appropriate box):
a. / / The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b. / / The filing of a registration statement under the Securities Act of 1933.
c. /x / A tender offer.
d.  /  /  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: / /


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     This Amendment No. 2 (this "Amendment") to the Rule 13e-3 Transaction
Statement on Schedule 13E-3, as amended (the "Schedule 13E-3"), is being filed by (i) API Merger Corp., a Delaware corporation ("Purchaser") and a direct wholly-owned subsidiary of Telephone and Data Systems, Inc., a corporation organized under the laws of Iowa ("TDS"), (ii) TDS and (iii) American Paging, Inc., a Delaware corporation (the "Company"), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder in connection with the tender offer by Purchaser for all the outstanding common shares, par value $1.00 per share (the "Common Shares"), of the Company not already beneficially owned by Purchaser or any of its affiliates, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 18, 1998 (the "Offer to Purchase") and the related Letter of Transmittal (which together with the Offer to Purchase constitute the "Offer").

     All capitalized terms used in this Amendment without definition have the meanings attributed to them in the Schedule 13E-3.

     The items of Schedule 13E-3 set forth below are hereby amended and supplemented as follows:

ITEM 10.  INTEREST IN SECURITIES OF THE ISSUER.

     The Offer expired at 12:00 midnight, New York City time, on Tuesday, March 17, 1998. Based on a preliminary count, approximately 2,294,067 Common Shares were tendered pursuant to the Offer, of this 1,100 were tendered pursuant to notices of guaranteed delivery. On Wednesday, March 18, 1998, effective as of 12:01 a.m., all Common Shares validly tendered and not withdrawn prior to the expiration of the Offer were accepted for payment. The Common Shares tendered, together with the 16,500,000 Common Shares already owned by Purchaser (which includes 12,500,000 Common Shares which Purchaser is receiving in connection with the conversion of all of the Series A Common Shares of the Company previously held by Purchaser), represent approximately 93.3% of the outstanding Common Shares of the Company. As a result of the foregoing, Purchaser has a sufficient number of Common Shares to enable it to effect the Merger without a vote or meeting of the Company's shareholders. After the Merger, TDS will indirectly own 100% of the Company. Purchaser intends to effect the Merger as soon as practicable. A press release issued by TDS on March 18, 1998 announcing the expiration of the Offer and the acceptance of validly tendered Common Shares is attached hereto as Exhibit (d)(10) and is incorporated herein by reference.

ITEM 17.   MATERIAL TO BE FILED AS EXHIBITS.

      Item 17 is hereby supplemented and amended by adding the following exhibit:

      (d)(10)  Press Release issued by TDS on March 18, 1998.


                                             -1-

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                                      SIGNATURES

     After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Amendment is true, complete and correct.


Dated: March 18, 1998         API MERGER CORP.



                              By: /s/ LeRoy T. Carlson, Jr.
                                   -----------------------------
                                   Name:  LeRoy T. Carlson, Jr.
                                   Title:    President


                              TELEPHONE AND DATA SYSTEMS, INC.


                              By: /s/ LeRoy T. Carlson, Jr.
                                  --------------------------------
                                  Name:  LeRoy T. Carlson, Jr.
                                  Title:    President


                 Signature Page to Amendment No. 2 to Schedule 13E-3

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                                      SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

Dated:  March 18, 1998             AMERICAN PAGING, INC.


                                   By: /s/ Terrence T. Sullivan
                                       -------------------------------
                                       Name:  Terrence T. Sullivan
                                       Title:    President




                 Signature Page for Amendment No. 2 to Schedule 13E-3


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                                    EXHIBIT INDEX


     EXHIBIT NO.              EXHIBIT DESCRIPTION

     (d)(10)        Press Release issued by TDS on March 18, 1998.